Filed Pursuant to Rule 433

Registration No. 333-163821

January 9, 2012

Final Term Sheet

Final Terms and Conditions Republic of South Africa US$1,500,000,000 Fixed Rate Twelve Year Notes

Issuer:	Republic of South Africa

Securities:	Global Notes

Settlement Date:	January 17, 2012 (T+5)

Expected ratings:	A3 (Moody’s) / BBB+ (S&P) / BBB+ (Fitch)

Size:	US$1,500,000,000

Format:	SEC Registered Global (No. 333-163821)

Ranking:	Unsecured

Maturity Date:	January 17, 2024

Interest Payment Dates:	January 17 and July 17, beginning July 17, 2012

Redemption:	Not redeemable by the Issuer prior to maturity

Coupon:	4.665% per annum (payable semi-annually, 30 / 360)

Re-offer price:	100%

Re-offer yield:	4.665%

Benchmark bond:	UST 2.00% due November 2021

Benchmark cash price*:	100-10

Benchmark yield*:	1.965%

Re-offer spread over Benchmark:	+ 270 bps

Listing:	Luxembourg Stock Exchange

Minimum denominations:	US$100,000 and integral multiples of US$1,000 in excess thereof

CUSIP:	836205AQ7

ISIN:	US836205AQ75

Governing Law:	New York

Joint Lead Managers:	Barclays Capital, Citigroup

Co-Managers:	Nedbank Capital, Rand Merchant Bank

B&D:	Citigroup

* Market data as of pricing

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. A prospectus supplement of the Republic of South Africa (which includes the prospectus) accompanies the free-writing prospectus supplement and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/932419/000119312512005862/d267756d424b3.htm.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at +1 (800) 438-3242; or Citigroup Global Markets Inc. at +1 (877) 858-5407.